UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________________ to ________________________

Commission file number 333-12551

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Home Properties, Inc. Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Home Properties, Inc.
850 Clinton Square
Rochester, New York 14604

REQUIRED INFORMATION

The Home Properties Retirement Savings Plan (the "Plan") is subject to the Employee Retirement Security Income Act of 1974 ("ERISA").  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ending December 31, 2007 and 2006, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith as Exhibit 99.1 and incorporated herein by reference.

EXHIBITS

Exhibit Number	Description
99.1	Financial Statement and Schedules of the Plan for the two fiscal years ending December 31, 2007 and 2006
99.2	Consent of Insero & Company CPAs, P.C., independent accountants.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOME PROPERTIES RETIREMENT SAVINGS PLAN

Date:	June 25, 2008

By:	/s/ David P. Gardner
Name:	David P. Gardner
Title:	Chairman of the Administrative Committee, the Administrator of the Plan